

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2021

Todd Davis
Chief Executive Officer
Endexx Corp
38246 North Hazelwood Circle
Cave Creek, AZ 85331

  Re: Endexx Corp
    Registration Statement on Form 10
    Filed March 4, 2021
    File No. 000-30233

Dear Mr. Davis:

   Our initial review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations thereunder and the requirements of the form. More specifically, it does not appear that financial statements complying with the updating requirements of Rules 8-02 and 8-03 of Regulation S-X are presented in your registration statement. Rather, the most recent financial statements included in the filing cover the nine-month period ended June 30, 2020. We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

   This registration statement will become effective on May 3, 2021. If the registration statement were to become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission. We suggest that you consider filing a substantive amendment correcting the deficiencies or a request for withdrawal of the registration statement before it becomes effective.

   Please contact Daniel Morris at (202) 551-8071 with any questions.

            Sincerely,

            Division of Corporation Finance
            Office of Trade & Services

cc: Randy Katz